UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

Pursuant to Regulation 30 of the Listing Regulations, and in furtherance of our disclosure dated May 18, 2026, this is to inform you that ICICI Bank Limited (Bank) has entered into a Letter of Undertaking today i.e. July 4, 2026 at 3:26 p.m. with Prudential Corporation Holdings Limited (Prudential) (Undertaking) pertaining to non-exercise of certain rights by Prudential relating to our subsidiary ICICI Prudential Life Insurance Company Limited (Company), subject to approval of the Company’s Board of Directors and/or other statutory/regulatory approvals (to the extent applicable).

In view of the above, the requisite details regarding the Undertaking are set out in Annexure, in terms of the Listing Regulations and the SEBI Master Circular dated January 30, 2026.

Kindly take note of the above.

Annexure I

Sr. No.	Particulars	Disclosure
1.	If the listed entity is a party to the agreement, details of the counterparties (including name and relationship with the listed entity).

Counterparty: Prudential Corporation Holdings Limited (Prudential).

Relationship: ICICI Bank Limited (Bank) and Prudential are joint promoters of ICICI Prudential Life Insurance Company Limited (Company).

2.

If the listed entity is not a party to the agreement:

a.  name of the party entering into such an agreement and the relationship with the listed entity;

b.  details of the counterparties to the agreement (including name and relationship with the listed entity);

c.   date of entering into the agreement.

Not applicable
3.	Purpose of entering into the agreement.

Prudential has entered into definitive agreements on May 17, 2026 with Bharti Life Ventures Private Limited, 360 ONE group and Bharti Life Insurance Company Limited (Bharti Life), pursuant to which Prudential has agreed to acquire a 75% stake in Bharti Life (Proposed Transaction) subject to receipt of applicable regulatory approvals and the satisfaction of certain conditions.

To mitigate any potential conflict of interest in the management of the Company pursuant to the Proposed Transaction, the Bank and Prudential have entered into a Letter of Undertaking today.

4.	Shareholding, if any, in the entity with whom the agreement is executed.	Bank and Prudential do not hold any shareholding in each other.
5.	Significant terms of the agreement (in brief).

In view of the Proposed Transaction, the Company will be applying to the Insurance Regulatory and Development Authority of India (IRDAI) for reclassification of Prudential from ‘promoter’ to ‘investor’ under IRDAI laws. The Undertaking sets out certain aspects relating to the inter-se rights of the Bank and Prudential during the period from the date of submission of such application to the IRDAI (Start Date) until closing of the Proposed Transaction or such other date as directed by the IRDAI in writing (End Date).

In the event the Company decides to change its name to remove the word “Prudential” in view of the reclassification, Prudential will undertake necessary steps to support the Company. Prudential will also coordinate with Company on matters including the transition and/or limited usage of the “Prudential” brand name and the iciciprulife.com domain name.

Additional details regarding the significant terms are set out in sr. no. 6 below.

6.	Extent and the nature of impact on management or control of the listed entity.

There is no impact on the management or control of the Bank.

The impact is on the management of the Company as under:

a.    Prudential shall abstain from voting on any matters requiring a special resolution, so long as such matter requiring a special resolution does not adversely impact any right or interest of Prudential in the Company. This abstinence shall be effective from the Start Date to the End Date;

b.    Prudential shall arrange for the resignation of its nominee director on the Board of the Company, with effect from the date on which Company approves the aforementioned reclassification application. Further, Prudential shall not nominate another director on the Board of the Company from the Start Date to the End Date; and

c.    With effect from the date on which Prudential’s reclassification from ‘promoter’ to ‘investor’ becomes effective, the Bank shall vote in favour of the appointment / replacement of one director to be nominated by Prudential on the board of the Company, subject to Prudential: (i) holding 10% shareholding in the Company; and (ii) not holding promoter status or more than 10% shareholding in another life insurance company in India.

7.	Details and quantification of the restriction or liability imposed upon the listed entity.	Not applicable
8.	Whether the said parties are related to promoter / promoter group / group companies in any manner. If yes, nature of relationship.	Bank and Prudential are joint promoters of the Company.

9.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm's length”.	No. The Undertaking does not qualify as a related party transaction since no transfer of resources, services or obligations is taking place between the Bank and Prudential.
10.	In case of issuance of shares to the parties, details of issue price, class of shares issued.	Not applicable
11.	Any other disclosures related to such agreements, viz., details of nominee on the board of directors of the listed entity, potential conflict of interest arising out of such agreements, etc.	Please refer to sr. nos. 5 and 6 above.
12.

In case of recission, amendment or alteration, listed entity shall disclose additional details to the stock exchange(s):

i.   name of parties to the agreement;

ii.   nature of the agreement;

iii.  date of execution of the agreement;

iv. details and reasons for amendment or alteration and impact thereof (including impact on management or control and on the restriction or liability quantified earlier);

v. reasons for rescission and impact thereof (including impact on management or control and on the restriction or liability quantified earlier).

Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date	: July 4, 2026	By:	/s/ Prachiti Lalingkar
Name :	Prachiti Lalingkar
Title :	Company Secretary